Clementia Announces Pricing of Public Offering of Common Shares

MONTREAL, Oct. 29, 2018 – Clementia Pharmaceuticals Inc. (Nasdaq: CMTA), a clinical-stage biopharmaceutical company innovating treatments for people with ultra-rare bone disorders and other diseases, today announced the pricing of an underwritten public offering of 5,300,000 common shares at the price of $13.25 per share before underwriting discounts and commissions. The gross proceeds to Clementia from the offering, before deducting the underwriting discounts and commissions and other offering expenses payable by Clementia, are expected to be $70.2 million. The offering is expected to close on November 1, 2018, subject to customary closing conditions. In addition, Clementia has granted the underwriters a 30-day option to purchase up to an additional 795,000 common shares from it at the public offering price, less underwriting discounts and commissions.

Morgan Stanley and Leerink Partners are acting as book-running managers for the offering. Wedbush PacGrow is acting as the co-manager for the offering.

The securities described above are being offered by Clementia pursuant to a shelf registration statement on Form F-3 that was filed with the Securities and Exchange Commission (the "SEC") on October 5, 2018, which was declared effective by the SEC on October 18, 2018. A preliminary prospectus supplement relating to and describing the terms of the offering was filed with the SEC and is available on the SEC's website at www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to this offering, when available, may be obtained from: Morgan Stanley at Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; or Leerink Partners LLC at Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA, 02110, or by telephone at (800) 808-7525, ext. 6132, or by email at syndicate@leerink.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of any such state or jurisdiction.

About Clementia Pharmaceuticals Inc.

Clementia is a clinical-stage company innovating treatments for people with ultra-rare bone disorders and other diseases with high medical need. The Company is preparing for a 2019 NDA submission to the FDA to seek approval of its lead product candidate, palovarotene, a novel RARγ agonist, for the treatment of fibrodysplasia ossificans progressiva (FOP). The ongoing Phase 3 MOVE Trial is evaluating an additional dosing regimen of palovarotene which includes a chronic 5 mg daily dose in addition to the episodic 20/10 mg dosing regimen at the time of a flare-up. Palovarotene is also in a Phase 2 trial, the MO-Ped Trial, for the treatment of multiple osteochondromas (MO, also known as multiple hereditary exostoses, or MHE). In addition, Clementia has commenced a Phase 1 trial for an eye drop formulation of palovarotene for the potential treatment of dry eye disease and is also investigating other conditions that may benefit from RARγ therapy.

Cautionary Note Regarding Forward-Looking Statements

This press release may include “forward-looking statements” within the meaning of the applicable securities laws, including with respect to the proposed timing of submission of the NDA for palovarotene. Each forward-looking statement contained in this press release is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Applicable risks and uncertainties include, among others, the Company’s ability to successfully complete in a timely manner the studies required to be completed in order to submit the NDA, the Company’s ability to generate revenue and become profitable; the risks related to its heavy reliance on palovarotene, its only current product candidate; the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety; its dependence on licensed intellectual property, including the ability to source and maintain licenses from third-party owners; as well as the risks identified under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”), as well as the other information it files with the SEC or on SEDAR. Clementia cautions investors not to rely on the forward-looking statements contained in this press release when making an investment decision in its securities. Investors are encouraged to read the Company’s filings with the SEC or on SEDAR, available at www.sec.gov or www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and the Company undertakes no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

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Investor/Media Contacts:

Joseph Walewicz

Clementia Pharmaceuticals Inc.

+1-514-940-1080

Alicia Davis

THRUST Strategic Communications

+1-910-620-3302

alicia@thrustsc.com